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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

August 23, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Tonya J. Aldave, Attorney-Advisor

Re:	MMTec, Inc.

Draft Registration Statement on Form F-1

Submitted on June 1, 2018

CIK No. 0001742518

Dear Ms. Aldave:

This letter sets forth responses of MMtec, Inc. (the “Company”) to the comment letter, dated June 28, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission of its Draft Registration Statement on Form F-1, submitted confidentially on June 1, 2018 (the “Draft Registration Statement”). This letter and Confidential Draft Submission No. 1 of the Draft Registration Statement (the “DRS No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. 1 marked to indicate changes from the version confidentially submitted on June 1, 2018. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of DRS No. 1.

Registration Statement on Form F-1

General

1. We note that in several sections of the prospectus you state that Meimei Zhengtong Technology Co., Ltd. has been deregistered in 2018. Please explain what you mean by “deregistered.”

Response: Meimei Zhengtong has been dissolved as of June 8, 2018. The DRS No. 1 disclosures have been revised to clarify this point in response to the foregoing comment.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that to the best of its knowledge no such communications have been made to date by the Company or anyone on its behalf.

August 23, 2018

Cover Page

3. We note that you checked the Rule 415 box on the cover page and included Rule 415 undertakings beginning on page II-2. Please revise because it does not appear you are conducting an offering on a continuous or delayed basis or advise.

Response: The cover page of the DRS No. 1 has been revised to uncheck the Rule 415 box.

We may not be able to protect our intellectual property rights, page 11

4. It appears based on your disclosure in the Intellectual Property Rights section on page 46 that you do not currently hold any intellectual property rights but are applying for five software copyrights in the P.R.C. Please revise this risk factor to clarity that you do not currently hold intellectual property rights or advise.

Response: The risk factor in question has been revised to address the foregoing comment.

If we fail to maintain continuing compliance with the PRC state regulatory rules, page 18

5. We note your references to Grade 1 through 4 qualifications in this risk factor. Please clarify what grade qualification you or your subsidiaries hold, if any.

Response: The Company has revised the risk factor disclosure in response to the foregoing comments. Please note that the Company’s PRC subsidiary is not currently engaged in information system integration business and is not expected to do so in the near future. As a result, the Company has not applied for any of the qualifications that may be required.

Risk Factors

If we are unable to comply with certain conditions, page 23

6. Please delete your statement that you have already received NASDAQ approval to list your common shares as is does not appear to be accurate. In addition, explain what you mean by “these final conditions” in the second sentence of this risk factor.

Response: The risk factor in question has been revised to address the foregoing comment.

August 23, 2018

Use of Proceeds

Indemnification Escrow Agreement, page 29

7. We note your reference to the indemnification escrow agreement with the underwriters. Please file it as an exhibit to the registration statement or advise.

Response: A copy of the Indemnification Escrow Agreement has been filed as a DRS No. 1 exhibit in response to the foregoing comment.

Our Strategies, page 43

8. We note that one of your key strategies is “providing free, flexible and open securities technology services.” Please explain how you plan to make money if your technology services are free. If your services are not free, please disclose what fees you plan to charge your future clients.

Response: The DRS No. 1 disclosures have been amended to address the foregoing comment. The revised disclosures appear on p. 43 of the DRS No. 1.

Board of Directors and Board Committees, page 50

9. We note your disclosure in this section that “[your] directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of [your] shareholders.” On page 48, however, in notes (2), (3), and (4) to the management and directors table you disclose what year each director’s term expires. Please revise for consistency or advise.

Response: The DRS No. 1 disclosures have been amended and revised for consistency to address the foregoing comment.

Description of Share Capital

Calls on common shares and forfeiture of common shares, page 58

10. We note your disclosure in this section that the board of directors may make calls upon shareholders for any amounts unpaid on their common shares. We also note your statement on page 56 that all of your issued shares are fully paid and non-assessable. Please revise for consistency or clarify, if true, that the board of directors may not make calls on the shares being registered in this offering.

Response: The DRS No. 1 disclosures have been amended to address the foregoing comment.

Rule 144, page 62

11. You state in this section that your affiliates would be entitled to sell securities without further registration under Rule 144 beginning 90 days after the Form F-1 becomes effective. Please revise because the holding period for affiliates of the issuer is six months, not 90 days. Refer to Rule 144(d).

Response: The disclosures in question has been revised to address the foregoing comment.

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August 23, 2018

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Xiangdong Wen, Chairman

Zhen Fan, Chief Executive Officer

Ralph V. De Martino, Esq., Schiff Hardin LLP